                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. __)*

                             American Express Company
                                (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                   025816 10 9
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)








______________________


     * The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                        (Continued on following page(s))
                               Page 1 of 18 Pages

CUSIP No. 025816 10 9                  13G                    Page 2 of 18 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Warren E. Buffett    ###-##-####

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization
                   United States Citizen

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   27,759,941 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   27,759,941 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   27,759,941 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   5.5% of Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   IN

CUSIP No. 025816 10 9                  13G                    Page 3 of 18 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Berkshire Hathaway Inc.    04-2254452

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

_________________________________________________________________

3         SEC USE ONLY

_________________________________________________________________

4         Citizenship Or Place Of Organization
                   Delaware corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   27,759,941 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   27,759,941 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   27,759,941 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   5.5% of Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   HC, CO

CUSIP No. 025816 10 9                  13G                    Page 4 of 18 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   National Indemnity Company    47-0355979

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization
                   Nebraska corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   25,427,084 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   25,427,084 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   25,427,084 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   5.0% of Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   IC, CO

CUSIP No. 025816 10 9                  13G                    Page 5 of 18 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person

          National Fire & Marine Insurance Company    47-6021331

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization
                   Nebraska corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   1,493,028 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   1,493,028 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   1,493,028 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   0.3% of Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   IC, CO

CUSIP No. 025816 10 9                  13G                    Page 6 of 18 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Nebraska Furniture Mart, Inc.    47-0428274

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization
                   Nebraska corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   466,571 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   466,571 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   466,571 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   0.1% of Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   CO

CUSIP No. 025816 10 9                  13G                    Page 7 of 18 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person

          The Fechheimer Brothers Company    31-1000330

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization
                   Delaware corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   279,944 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   279,944 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   279,944 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   0.1% of Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   CO

CUSIP No. 025816 10 9                  13G                    Page 8 of 18 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Borsheim's Jewelry Company, Inc.  47-0546003

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization
                   Nebraska corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   93,314 Shares Common Stock

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   93,314 Shares Common Stock

11        Aggregate Amount Beneficially Owned By Each Reporting Person
                   93,314 Shares Common Stock

12        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

13        Percent Of Class Represented By Amount In Row (9)
                   Less than 0.1% of Common Stock (see response to Item 4)

14        Type Of Reporting Person*
                   CO

CUSIP No. 025816 10 9                  13G                    Page 9 of 18 Pages

Item 1(a). Name of Issuer:

                   American Express Company

Item 1(b). Address of Issuer's Principal Executive Offices:

                   American Express Tower
                   World Financial Center
                   New York, New York  10285

Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:

                   This Statement is filed by the following persons (collectively, the "Reporting Persons"):

                         Warren E. Buffett
                         1440 Kiewit Plaza
                         Omaha, Nebraska 68131
                         (United States Citizen)

                         Berkshire Hathaway Inc.
                         1440 Kiewit Plaza
                         Omaha, Nebraska 68131
                         (Delaware Corporation)

                         National Indemnity Company
                         3024 Harney Street
                         Omaha, Nebraska 68131
                         (Nebraska Corporation)

                         National Fire & Marine Insurance Company
                         3024 Harney Street
                         Omaha, Nebraska 68131
                         (Nebraska Corporation)

                         Nebraska Furniture Mart, Inc.
                         700 South 72nd Street
                         Omaha, Nebraska  68114
                         (Nebraska Corporation)

                         The Fechheimer Brothers Company
                         4545 Malsbary Road
                         Cincinnati, Ohio  45252
                         (Delaware Corporation)

                         Borsheim's Jewelry Company, Inc.
                         120 Regency Parkway
                         Omaha, Nebraska  68114
                         (Nebraska Corporation)

Item 2(d). Title of Class of Securities:

                   Common Stock

CUSIP No. 025816 10 9                  13G                   Page 10 of 18 Pages

Item 2(e). CUSIP Number:

                   025816 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                   (a)   [ ]  Broker or Dealer registered under Section 15 of
                              the Act:

                                   Not applicable.

                   (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act:

                                   Not applicable.

                   (c)   [X]  Insurance Company as defined in Section 3(a)(19)
                              of the Act:

                                   National Indemnity Company
                                   National Fire & Marine Insurance Company

                   (d)  [ ]   Investment Company registered under Section 8 of
                              the Investment Company Act:

                                   Not applicable.

                   (e)  [ ]   Investment Adviser registered under Section 203
                              of the Investment Advisers Act of 1940:

                                   Not applicable.

                   (f)  [ ]   Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund:

                                   Not applicable.

                   (g)  [X]   Parent Holding Company, in accordance with Rule
                              13d-1(b)(ii)(G):

                                   Berkshire Hathaway Inc.
                                   Warren E. Buffett (individual who may be deemed to control Berkshire Hathaway Inc.)

                   (h)  [ ]   Group, in accordance with Rule
                              13d-1(b)(1)(ii)(H):

                                   Not applicable.

CUSIP No. 025816 10 9                  13G                   Page 11 of 18 Pages

Item 4.   Ownership

          As of December 31, 1994, the Reporting Persons beneficially owned in the aggregate more than five percent of the outstanding Common Stock as follows:

          Warren E. Buffett

          (a)      Amount Beneficially Owned:  27,759,941 shares Common Stock.

          (b)      Percent of Class:  5.5% of Common Stock.**

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              27,759,941 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 27,759,941 shares Common Stock.

          Berkshire Hathaway Inc.

          (a)      Amount Beneficially Owned:  27,759,941 shares Common Stock

          (b)      Percent of Class:  5.5% of Common Stock.**

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              27,759,941 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 27,759,941 shares Common Stock.
(Continuation and notes on next page)

CUSIP No. 025816 10 9                  13G                   Page 12 of 18 Pages

          National Indemnity Company

          (a)      Amount Beneficially Owned:  25,427,084 shares Common Stock.

          (b)      Percent of Class:  5.0% of Common Stock.**

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              25,427,084 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 25,427,084 shares Common Stock.

          National Fire & Marine Insurance Company

          (a)      Amount Beneficially Owned:  1,493,028 shares Common Stock

          (b)      Percent of Class:  0.3% of Common Stock.**

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              1,493,028 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 1,493,028 shares Common Stock.







(Continuation and notes on next page)

CUSIP No. 025816 10 9                  13G                   Page 13 of 18 Pages

          Nebraska Furniture Mart, Inc.

          (a)      Amount Beneficially Owned:  466,571 shares Common Stock.

          (b)      Percent of Class:  0.1% of Common Stock.**

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              466,571 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 466,571 shares Common Stock.

          The Fechheimer Brothers Company

          (a)      Amount Beneficially Owned:  279,944 shares Common Stock

          (b)      Percent of Class:  0.1% of Common Stock.**

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              279,944 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 279,944 shares Common Stock.








(Continuation and notes on next page)

CUSIP No. 025816 10 9                  13G                   Page 14 of 18 Pages

          Borsheim's Jewelry Company, Inc.

          (a)      Amount Beneficially Owned:  93,314 shares Common Stock.

          (b)      Percent of Class:  less than 0.1% of Common Stock.**

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              93,314 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 93,314 shares Common Stock.



**        Percentages based on 506,864,526 shares of the Issuer's Common Stock outstanding as of October 31, 1994 according to the Issuer's report on Form 10Q for the quarter ended September 30, 1994.

CUSIP No. 025816 10 9                  13G                   Page 15 of 18 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

                         Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                         At this time, no person other than the Reporting
                   Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale Securities covered by this Information Statement.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                         See Item 3(c) and Exhibit A.


Item 8.   Identification and Classification of Members of the Group.

                         Not applicable.


Item 9.   Notice of Dissolution of Group.

                         Not applicable.


Item 10.  Certification.

                         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 025816 10 9                  13G                   Page 16 of 18 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 1995.



                                            /s/ Warren E. Buffett
                                            Warren E. Buffett


                                            BERKSHIRE HATHAWAY INC.,
                                            NATIONAL INDEMNITY COMPANY,
                                            NATIONAL FIRE AND MARINE
                                            INSURANCE COMPANY and
                                            BORSHEIM'S JEWELRY COMPANY,
                                            INC.


                                            By: /s/ Warren E. Buffett
                                             Warren E. Buffett
                                             Chairman of the Board of each
                                             of the above-named
                                             corporations


                                            NEBRASKA FURNITURE MART, INC.
                                            and THE FECHHEIMER BROTHERS
                                            COMPANY


                                            By: /s/ Warren E. Buffett
                                             Warren E. Buffett
                                             Attorney-in-Fact

CUSIP No. 025816 10 9                  13G                   Page 17 of 18 Pages

                                    EXHIBIT A


                 RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY


Parent Holding Company:

               Berkshire Hathaway Inc.

               Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)


Relevant Subsidiaries Which Are Insurance Companies as Defined in Section 3(a)(19) of the Act:

               National Indemnity Company
               National Fire & Marine Insurance Company

Note: No Common Stock of American Express Company is held directly by Berkshire Hathaway Inc. Other than the indirect holdings of Berkshire Hathaway Inc., no Common Stock of American Express Company is held directly or indirectly by Warren E. Buffett, an individual who may be deemed to control Berkshire Hathaway Inc. 839,829 shares or approximately 0.2% of Common Stock of American Express Company are held directly by Nebraska Furniture Mart, Inc., The Fechheimer Brothers Company and Borsheim's Jewelry Company, Inc., none of which are persons specified in Rule 13d-1(b)(1)(ii)(A) through (F).

CUSIP No. 025816 10 9                  13G                   Page 18 of 18 Pages

                                    EXHIBIT B

               The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.


/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.                     BORSHEIM'S JEWELRY COMPANY, INC.



By: /s/ Warren E. Buffett                   By: /s/ Warren E. Buffett
         Warren E. Buffett                   Warren E. Buffett
         Chairman of the Board               Chairman of the Board


CENTRAL STATES INDEMNITY                    CENTRAL STATES OF OMAHA
COMPANY OF OMAHA                            COMPANIES, INC.



By: /s/ William McBain Kizer                By: /s/ William McBain Kizer
         William McBain Kizer                William McBain Kizer
         Chairman of the Board               Chairman of the Board


COLUMBIA INSURANCE COMPANY                  THE FECHHEIMER BROS. CO.


By: /s/ Warren E. Buffett                   By: /s/ Linda L. Metze
         Warren E. Buffett                   Linda L. Metze
          Chairman of the Board              Treasurer


NATIONAL FIRE AND MARINE                    NATIONAL INDEMNITY COMPANY
INSURANCE COMPANY


By: /s/ Warren E. Buffett                   By: /s/ Warren E. Buffett
         Warren E. Buffett                   Warren E. Buffett
         Chairman of the Board               Chairman of the Board


NEBRASKA FURNITURE MART, INC.


By: /s/ Marc D. Hamburg
         Marc D. Hamburg
         Assistant Secretary